Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

03003616

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING FEB 03 2003 WASH. D.C. 165 SECTION

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2003-01-31

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of January 31, 2003 "Henkel: Double-digit profit growth".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Very truly yours,

Henkel KGaA

H. Nicolas T.G. Kühn

Encl.

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31.01.2003 07:36
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Thema: Press Release: "Henkel: Double-digit profit growth"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel: Double-digit profit growth

Düsseldorf - According to its preliminary 2002 financial statements, the Henkel Group has once again increased its year-on-year results. All figures are provisional and not yet finally audited. Review and endorsement of the financial statements by the Supervisory Board is scheduled for end of February. Henkel will be presenting its 2002 financial statements at its press conference and analysts' meeting in Düsseldorf on March 5, 2003.

Henkel Group sales from continuing operations increased by 2.6 percent to 9.66 billion euros. After adjusting for foreign exchange influences, acquisitions and divestments, sales rose by 4.6 percent. In the fourth quarter 2002 Henkel improved sales by 3.1 percent to 2.38 billion euros. Operating profit (EBIT) increased by 10.6 percent to 666 million euros in 2002All business sectors of the Group contributed with double-digit profit growth to this positive development. In the fourth quarter of 2002 EBIT grew by 13.9 percent to 176 million euros.

Financial items showed a significant improvement due to markedly lower interest expenses. The tax rate was lower than expected. Net earnings excluding minority interests of 4 million euros amounted to 435 million euros which, despite the divested businesses Cognis and Henkel-Ecolab, matches the previous year's figure of 437 million euros after exceptional items. At 3.06 euros, earnings per preferred share consequently also match the comparable figure of 3.05 euros for the previous year. The strong earnings per preferred share of 0.85 euros in the fourth quarter (previous year: 0.69 euros) also supported this performance. The Management Board therefore intends to propose a dividend equivalent to last year's figure.

Sales at the **Laundry & Home Care** business sector increased by 1.6 percent to 3.13 billion euros. After adjusting for foreign exchange influences, acquisitions and divestments, sales growth was 2.3 percent. Operating profit rose by 10.1 percent to 268 million euros.

The **Cosmetics/Toiletries** business sector increased sales by 1.5 percent to 2.12 billion euros. After adjusting for foreign exchange influences, acquisitions and divestments, sales growth was 3.5 percent. Operating profit improved by 10.8 percent to 184 million euros.

At **Consumer and Craftsmen Adhesives**, sales rose by 3.3 percent to 1.32 billion euros. After adjusting for foreign exchange influences, acquisitions and divestments, sales growth was 3.9 percent. Operating profit increased by 11.5 percent to 123 million euros.

Sales at **Henkel Technologies** fell by 2.3 percent to 2.76 billion euros. After adjusting for foreign exchange influences, acquisitions and divestments, sales growth was 1.6 percent. Operating profit improved by 33.7 percent to 185 million euros.

The Henkel Group expects the economic environment to remain difficult throughout 2003. Nevertheless, Henkel anticipates adjusted sales to rise by approx. 4 percent

and operating profit to increase in the high single-digit range.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. 48,638 employees work for the Henkel Group worldwide.

January 31, 2003

Any forward-looking statements contained in this press release represent our best judgement as to what will occur in the future. The Company's actual results could differ materially from those contained herein and will depend on a number of competitive and economic factors, some of which will be outside the control of the Company. Forward-looking statements speak only as of the date they are made, and Henkel has no intention and undertakes no obligation to update or revise any of them in light of new information, future events or otherwise.

Contact

Henkel Group
Corporate Communications
Ernst Primosch
Phone: ++49-211-797-3533
Fax: ++49-211-798-2484
email: ernst.primosch@henkel.com

Lars Witteck
Phone: ++49-211-797-2606
Fax: ++49-21-798-2484
email: lars.witteck@henkel.com

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